

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Goldman Sachs Capital I Capital Security Backed
Series 2005-1
Class A CUSIP NO. 80412A200
Class B CUSIP NO. 80412AAA9

Distribution Date: February 15, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$ 60,000,000.00	$0.00	$ 60,000,000.00	6.125%	30/360	$ 1,837,500.00	$0.00	$ 1,837,500.00
$ 1,574,000.00	$0.00	$ 1,574,000.00	6.345%	30/360	$ 60,500.00	$0.00	$ 60,500.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.00

Underlying Security	Goldman Sachs Capital I 6.345% Trust Preferred Capital Securities due Feb 15, 2034
Payment Dates	15th of Feb/Aug or NBD
Cusip	38143VAA7
Current Principal Balance	$60,000,000.00
Annual Coupon Rate (Fixed)	6.345%
Interest Payment Received	$1,903,500.00

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
80412A200	A1	A	A3	10-Mar-10	BB+	16-Dec-11
80412AAA9	A1	A	A3	10-Mar-10	BB+	16-Dec-11
Underlying Security	A1	A	A3	25-Feb-10	BB+	29-Nov-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.